Mail Stop 3010

May 7, 2009

VIA USMAIL and FAX (214) 655 - 1610

Mr. Gary S. Bresky
Chief Financial Officer
Behringer Harvard Short-Term Opportunity Fund I, L.P.
15601 Dallas Parkway, Suite 600
Addison, Texas 75001

> **Re: Behringer Harvard Short-Term Opportunity Fund I, L.P.**
> **Form 10-K for the year ended 12/31/2007**
> **Filed on 3/31/2008**
> **File No. 000-51291**

Dear Mr. Gary S. Bresky:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Cicely LaMothe
Branch Chief